UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLYTH, INC.

(Name of Subject Company (Issuer))

CB SHINE MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC

(Offeror)

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Carlyle U.S. Equity Opportunity Fund, L.P.

c/o The Carlyle Group L.P.

Attention: David Stonehill

520 Madison Avenue

New York, NY 10022

(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nazim Zilkha, Esq. Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$97,999,650	$11,387.56

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.00 (i.e., the per share tender offer price) by (y) the sum of (a) 16,138,413 shares of Blyth common stock issued and outstanding and (b) 194,862 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2003 Second Amended and Restated Omnibus Incentive Plan, as amended. The foregoing share figures have been provided by the issuer to the offerors and are as of September 11, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and a direct subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), and CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price of $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Blyth, Inc., a Delaware corporation (“Blyth”). Blyth’s principal executive office is located at 59 Armstrong Road, Plymouth, Massachusetts 02360. Blyth’s telephone number at such address is (508) 830-3100.

(b)	This Schedule TO relates to all outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth. Blyth has advised CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), that, as of the close of business on August 28, 2015, 16,138,413 Shares were issued and outstanding and 194,862 Shares were reserved for future issuance pursuant to restricted stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c)	The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)	This Schedule TO is filed by Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), Parent, a direct wholly owned subsidiary of Sponsor, and CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Sponsor, Parent and Merger Sub” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Blyth,” “Certain Information Concerning Sponsor, Parent and Merger Sub,” “Background of the Offer; Past Contacts or Negotiations with Blyth,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Approval; Plans for Blyth” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Approval; Plans for Blyth,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Blyth,” “Certain Information Concerning Sponsor, Parent and Merger Sub,” “Purpose of the Offer; No Stockholder Approval; Plans for Blyth” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Blyth,” “Certain Information Concerning Sponsor, Parent and Merger Sub,” “Background of the Offer; Past Contacts or Negotiations with Blyth,” “Purpose of the Offer; No Stockholder Approval; Plans for Blyth” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2)	The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; No Stockholder Approval; Plans for Blyth,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)	The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5)	The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 14, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on September 14, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued on August 31, 2015, originally filed as Exhibit 99.1 to Carlyle U.S. Equity Opportunity Fund, L.P.’s Schedule TO-C filed by Carlyle U.S. Equity Opportunity Fund, L.P. with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 30, 2015, by and among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and Blyth, Inc., originally filed as Exhibit 2.1 to Blyth, Inc.’s Form 8-K filed by Blyth, Inc. with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of May 18, 2015, between Carlyle Investment Management L.L.C. and Blyth, Inc.*

(d)(3)	Tender and Support Agreement, dated as of August 30, 2015, by and among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc., and certain stockholders of Blyth, Inc. party thereto, originally filed as Exhibit 99.5 to Robert B. Goergen’s Schedule 13-D/A filed by Robert B. Goergen, Pamela Goergen, The Goergen Foundation, Inc., Ropart Investments, LLC, Robert B. Goergen, JR., Todd A. Goergen, Stacey Goergen and Emma Goergen with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2015

CB SHINE MERGER SUB, INC.

By:	/s/ David Stonehill

Name:	David Stonehill
Title:	President and Treasurer

CB SHINE HOLDINGS, LLC

By:	/s/ David Stonehill

Name:	David Stonehill
Title:	President and Treasurer

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.
By: Carlyle Equity Opportunity GP, L.P., its general partner
By: Carlyle Equity Opportunity GP, L.L.C., its general partner

	By:	/s/ David Stonehill
Name: David Stonehill
Title: Managing Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 14, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on September 14, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued on August 31, 2015, originally filed as Exhibit 99.1 to Carlyle U.S. Equity Opportunity Fund, L.P.’s Schedule TO-C filed by Carlyle U.S. Equity Opportunity Fund, L.P. with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 30, 2015, by and among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and Blyth, Inc., originally filed as Exhibit 2.1 to Blyth, Inc.’s Form 8-K filed by Blyth, Inc. with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of May 18, 2015, between Carlyle Investment Management L.L.C. and Blyth, Inc.*

(d)(3)	Tender and Support Agreement, dated as of August 30, 2015, by and among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc., and certain stockholders of Blyth, Inc. party thereto, originally filed as Exhibit 99.5 to Robert B. Goergen’s Schedule 13-D/A filed by Robert B. Goergen, Pamela Goergen, The Goergen Foundation, Inc., Ropart Investments, LLC, Robert B. Goergen, JR., Todd A. Goergen, Stacey Goergen and Emma Goergen with the Securities and Exchange Commission on August 31, 2015, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith